Eaton Vance Management

Two International Place

Boston, MA 02110

(617) 482-8260

www.eatonvance.com

June 23, 2023

VIA EDGAR

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Comments on Post-Effective Amendment No. 353 under the Securities Act of 1933, as amended, and Amendment No. 356 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registration Statement on Form N-1A (File Nos. 002-90946 and 811-04015) (the “Registration Statement”) of Eaton Vance Mutual Funds Trust (the “Registrant”), on behalf of Eaton Vance High Income Opportunities Fund (the “Fund”)

Dear Mr. Rosenberg,

Thank you for your oral comments provided on May 31, 2023, relating to the staff of the Securities and Exchange Commission’s (the “Commission”) review of the Registration Statement, which was filed with the Commission on April 28, 2023 (Accession No. 0000940394-23-000727). The staff’s comments are summarized below to the best of our understanding, followed by the Registrant’s responses. The Registrant’s responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 359 to the Registration Statement, which the Registrant expects to file on or about June 30, 2023. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

Principal Investment Strategies

1.     The last paragraph of “Principal Investment Strategies” states: “The portfolio managers may also consider financially material environmental, social and governance (“ESG”) factors when evaluating an issuer.” Please disclose whether the Fund selects investments by reference to an ESG index, a third-party rating organization, a proprietary screen—and the factors to which a screen applies—or a combination of the above methods. The Fund should also describe its due diligence practices in applying its screening criteria (e.g., whether the Fund performs its own independent analysis of issuers or relies exclusively on third party data).

Response: The Fund’s portfolio management utilizes information provided by, and the expertise of, the research staff of the investment adviser, sub-adviser, and/or certain of its affiliates in making investment decisions. As part of the research process, portfolio management may consider financially material ESG factors, among other factors. The research staff’s evaluation of a particular security’s ESG characteristics generally involves both quantitative and qualitative analysis and focuses on ESG factors relevant to the issuer’s operations. The Fund does not select investments by reference to an ESG index, a third-party rating organization, or negative or positive screens. Financially material ESG factors are some of the many factors that the Fund’s investment adviser considers in respect of the Fund, and ESG factors are neither exclusive nor primary factors driving investment decisions for the Funds. The weight that ESG factors are given in a particular investment decision is dependent upon the portfolio management team’s assessment of their materiality and relevance to that investment decision. While the Registrant believes that its current disclosure regarding ESG is appropriate given the role of ESG criteria in the adviser’s investment process, the Registrant will take the staff’s comment into consideration in connection with the Fund’s next annual update and will consider whether any additional disclosure is appropriate.

Principal Risks

2.	Regarding “Credit Risk” on page 4, please disclose that this risk is amplified for below investment grade or junk bonds, which are considered speculative with respect to the issuer’s capacity to pay interest and repay principal.

Response: The Registrant notes that the Fund includes “Lower Rated Investments Risk” in its Principal Risks, which states that “below investment grade and comparable unrated investments (sometimes referred to as ‘junk’) have speculative characteristics because of the credit risk associated with their issuers.” The Registrant believes that this disclosure, alongside the Fund’s “Credit Risk” disclosure, which describes credit risk as “the risk of non-payment of scheduled principal and interest” is sufficient. See also the Registrant’s response to Comment 6 below.

Performance

3.	The fifth sentence in the first paragraph below the “Average Annual Total Return” table on page 8 states that the performance shown for Class R6 shares “is the performance of Class I shares at net asset value without adjustment for any differences in the expenses of the two classes.” Please explain why the performance does not reflect the difference in expenses.

Response: The Registrant confirms that the derived performance of Class R6 shares for periods prior to the inception of the class is based on the unadjusted performance of Class I shares. The Registrant expects the total expenses of Class R6 shares to be lower than those of Class I shares, such that an adjustment for the differences in expenses would result in showing higher performance figures.

4.	The sixth sentence in the first paragraph below the “Average Annual Total Return” table on page 8 states: “If adjusted for such differences, returns would be different.” Please replace “different” with “lower.”

Response: See the response to Comment #3.

Investment Objectives & Principal Policies and Risks

5.	The second sentence under “Lower Rated Investments” on page 10 states: “Lower rated investments have speculative characteristics because of the credit risk associated with their issuers.” Please revise this disclosure to insert “increased” before “credit risk” and replace “have speculative characteristics” with “are speculative.”

Response: The Registrant intends to revise the abovementioned disclosure as follows (additions in bold/underline; deletions in strikethroughs):

Lower rated investments ~~have speculative characteristics~~ are speculative because of ~~the credit risk associated with their issuers~~ increased credit risk relative to other fixed income investments.

Part C

6.	The staff reminds the Registrant that, under Rule 12d1-4 under the 1940 Act, fund of funds investment agreements entered into pursuant to Rule 12d1-4 should be filed as an exhibit to a fund’s registration statement. The staff believes that actual agreements rather than “form of” agreements should be filed.

Response: The Registrant acknowledges the staff’s comment.

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If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8215.

Very truly yours,

/s/ Jordan M. Beksha

Jordan M. Beksha, Esq.

Vice President

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